SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

JAKKS PACIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47012E106

(CUSIP Number)

California Capital Z, LLC 10182 Culver Boulevard Culver City, California 90232 (310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 2 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Patrick Soon-Shiong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 1,975,782 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,975,782 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,975,782 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*	See Instructions

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 3 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) California Capital Z, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 1,975,782 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,975,782 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,975,782 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (See Item 5)
14	TYPE OF REPORTING PERSON* OO

* See Instructions

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 4 OF 8 PAGES

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (“JAKKS”).

The address of the principal executive offices of JAKKS is 22619 Pacific Coast Highway, Malibu, California 90265.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (f)	This Schedule 13D is being filed on behalf of California Capital Z, LLC, a limited liability company organized under the laws of the State of California (“California Capital”), and Dr. Patrick Soon-Shiong, a citizen of the United States. California Capital and Dr. Soon-Shiong are referred to herein as the “Reporting Persons.”

(b)	The principal business address for each Reporting Person is 10182 Culver Boulevard, Culver City, California 90232.

(c)	Dr. Soon-Shiong is an investor. California Capital is an investment vehicle for Dr. Soon-Shiong.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Reporting Persons has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Through October 12, 2012, California Capital has purchased, in the aggregate, 1,975,782 shares of Common Stock. The funds used by California Capital to purchase such shares of Common Stock were from internal sources, including working capital or funds provided by Dr. Soon-Shiong.

ITEM 4.	PURPOSE OF TRANSACTION.

California Capital acquired the Common Stock reported in this Schedule 13D for investment purposes.

The Reporting Persons will routinely monitor and assess, among other things, (i) the financial condition, operations, prospects, capital structure and management of JAKKS, (ii) the value and price of the Common Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to California Capital, (v) its liquidity requirements, and (vi) other investment considerations. On the basis of such assessments, the Reporting Persons may, at any time and from time to time, take such actions with respect to its investment in JAKKS as it deems appropriate, including, without limitation, (i) proposing measures which it believes would enhance shareholder value, (ii) seeking representation on the board of directors of JAKKS, (iii) purchasing additional Common Stock or other securities of JAKKS, (iv) selling some or all of any securities of JAKKS held by California Capital, or (v) otherwise changing its intention with respect to any of the matters referenced in this Item 4.

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 5 OF 8 PAGES

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The following disclosures are based on 21,986,377 shares of Common Stock outstanding as of September 12, 2012, as reported in the Schedule 14A filed by the Company with the Securities and Exchange Commission on October 5, 2012.

(a)-(b)	California Capital beneficially owns 1,975,782 shares of Common Stock, representing approximately 9.0% of the outstanding Common Stock of the Company. As the sole member of California Capital, Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power with California Capital over, all shares of Common Stock beneficially owned by California Capital.

(c)	During the prior sixty-day period ending as of October 12, 2012, California Capital purchased an aggregate of 1,588,789 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $23,134,741, as follows:

•	On August 17, 2012, California Capital acquired an aggregate of 200,000 shares of Common Stock at a weighted average price of $16.032 per share.

•	On August 20, 2012, California Capital acquired an aggregate of 68,516 shares of Common Stock at a weighted average price of $16.181 per share.

•	On August 22, 2012, California Capital acquired an aggregate of 45,000 shares of Common Stock at a weighted average price of $16.356 per share.

•	On August 23, 2012, California Capital acquired an aggregate of 31,112 shares of Common Stock at a weighted average price of $16.075 per share.

•	On August 24, 2012, California Capital acquired an aggregate of 2,000 shares of Common Stock at a weighted average price of $16.250 per share.

•	On August 27, 2012, California Capital acquired an aggregate of 16,216 shares of Common Stock at a weighted average price of $16.246 per share.

•	On August 28, 2012, California Capital acquired an aggregate of 11,700 shares of Common Stock at a weighted average price of $16.484 per share.

•	On August 29, 2012, California Capital acquired an aggregate of 18,035 shares of Common Stock at a weighted average price of $16.482 per share.

•	On August 30, 2012, California Capital acquired an aggregate of 2,600 shares of Common Stock at a weighted average price of $16.268 per share.

•	On August 31, 2012, California Capital acquired an aggregate of 84,600 shares of Common Stock at a weighted average price of $16.5230 per share.

•	On October 1, 2012, California Capital acquired an aggregate of 135,600 shares of Common Stock at a weighted average price of $13.762 per share.

•	On October 2, 2012, California Capital acquired an aggregate of 65,000 shares of Common Stock at a weighted average price of $13.726 per share.

•	On October 3, 2012, California Capital acquired an aggregate of 100,000 shares of Common Stock at a weighted average price of $13.706 per share.

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 6 OF 8 PAGES

•	On October 4, 2012, California Capital acquired an aggregate of 100,000 shares of Common Stock at a weighted average price of $13.869 per share.

•	On October 5, 2012, California Capital acquired an aggregate of 103,640 shares of Common Stock at a weighted average price of $13.982 per share.

•	On October 8, 2012, California Capital acquired an aggregate of 88,208 shares of Common Stock at a weighted average price of $13.816 per share.

•	On October 9, 2012, California Capital acquired an aggregate of 200,000 shares of Common Stock at a weighted average price of $13.869 per share.

•	On October 10, 2012, California Capital acquired an aggregate of 84,300 shares of Common Stock at a weighted average price of $13.680 per share.

•	On October 11, 2012, California Capital acquired an aggregate of 149,262 shares of Common Stock at a weighted average price of $13.977 per share.

•	On October 12, 2012, California Capital acquired an aggregate of 83,000 shares of Common Stock at a weighted average price of $13.976 per share.

(d)	To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of JAKKS.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of October 15, 2012, between California Capital Z, LLC and Dr. Patrick Soon-Shiong.

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 7 OF 8 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: October 15, 2012

CALIFORNIA CAPITAL Z, LLC

By:	/s/ Charles N. Kenworthy
Its:	Manager

DR. PATRICK SOON-SHIONG

/s/ Dr. Patrick Soon-Shiong

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 8 OF 8 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of October 15, 2012, between California Capital Z, LLC and Dr. Patrick Soon-Shiong.